# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Modular Medical, Inc., CIK 0001074871
CUSIP: 60785L207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, California (CA), 92127
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001604867-24-000019
Filed by CIK 0001604867

## Reporting persons
- Solas Capital Management, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,326,906; sole dispositive power 0; shared dispositive power 5,326,906; aggregate amount beneficially owned 5,326,906 (6.8% of the class)
- FREDERICK TUCKER GOLDEN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,326,906; sole dispositive power 0; shared dispositive power 5,326,906; aggregate amount beneficially owned 5,326,906 (6.8% of the class)

## Item 1. Issuer
Name of issuer: Modular Medical, Inc.
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, CALIFORNIA, 92127.

## Item 2. Person Filing
Name of person filing:
Solas Capital Management, LLC

Frederick Tucker Golden
Address of principal business office or, if none, residence:
Solas Capital Management, LLC
1063 Post Road, 2nd Floor
Darien, CT 06820

Frederick Tucker Golden
c/o Solas Capital Management, LLC
1063 Post Road, 2nd Floor
Darien, CT 06820
Citizenship:
Solas Capital Management, LLC - Delaware

Frederick Tucker Golden - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Solas Capital Management, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Solas Capital Management, LLC, which serves as the investment manager to two private funds ("Funds") and as sub-adviser to another private fund ("Other Fund"), which hold securities for the benefit of their investors, and Mr. Frederick Tucker Golden, as Portfolio Manager of Solas Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds and by the Other Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

This amount comprises beneficial ownership of 5,326,906 shares of Common Stock which consists of (i) 4,424,059 shares of Common Stock and (ii) 902,847 shares issuable upon exercise of warrants (the "Warrants") held by the Funds and the Other Fund.

Solas Capital Management, LLC - 5,326,906

Frederick Tucker Golden - 5,326,906
Percent of class:
All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 6.8% of the Common Stock based on (i) 77,676,339 shares of Common Stock outstanding as of December 24, 2025 as represented in the DEF 14A: Other definitive proxy statement filed by the Issuer with the Securities and Exchange Commission ("SEC") on January 8, 2026, plus (ii) 902,847 shares of Common Stock issuable upon the exercise of the Warrants.

Solas Capital Management, LLC - 6.8%

Frederick Tucker Golden - 6.8%
Sole power to vote or to direct the vote:
Solas Capital Management, LLC - 0

Frederick Tucker Golden - 0
Shared power to vote or to direct the vote:
Solas Capital Management, LLC - 5,326,906

Frederick Tucker Golden - 5,326,906
Sole power to dispose or to direct the disposition:
Solas Capital Management, LLC - 0

Frederick Tucker Golden - 0
Shared power to dispose or to direct the disposition:
Solas Capital Management, LLC - 5,326,906

Frederick Tucker Golden - 5,326,906

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Notes above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Notes above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Solas Capital Management, LLC: /s/ Frederick Tucker Golden, Frederick Tucker Golden/General Partner, Solas Capital Holdings, LP, its Member (02/17/2026)
- FREDERICK TUCKER GOLDEN: /s/ Frederick Tucker Golden, Frederick Tucker Golden (02/17/2026)